
10030982


SEC MAIL PROCESSING
RECEIVED
MAY - 6 2010
WASH, D.C.
200
SECTION

AB 5/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 44071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACQUEST ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 LOUISIANA, SUITE 2450
(No. and Street)

HOUSTON (City) TEXAS (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUFFINGTON + CO., P.C.
(Name – *if individual, state last, first, middle name*)

12012 WICKCHESTER LN, SUITE 430 (Address) HOUSTON (City), TX (State) 77079 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/10

OATH OR AFFIRMATION

I, THOMAS H. SCHNITZIUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACQUEST ADVISORS LLC, as of DECEMBER, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DESIGNATED PRINCIPAL

Title

Roxanna C. Weston

Notary Public



ROXANNA C. WESTON
Notary Public, State of Texas
My Commission Expires
DEC. 17, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

Independent Accountant's Report

To the Members
Acquest Advisors LLC
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Acquest Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Acquest Advisors LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Acquest Advisors LLC's management is responsible for Acquest Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the books and records of Acquest Advisors LLC noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

To the Members
Acquest Advisors LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



BUFFINGTON & COMPANY, P.C.
May 4, 2010

ACQUEST ADVISORS LLC

Buffington & Company, P.C.
12012 Wickchester Lane, Suite 430
Houston, Texas 77079

Dear Sirs:

We have engaged you in an engagement to perform certain agreed-upon procedures on Acquest Advisor LLC's Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities and Investor Protection Corporation for the year ended December 31, 2009, as required by Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934. In connection with your engagement, we confirm to the best of our knowledge and belief, the following representations made to you during and as a part of your engagement.

a. As the members of Acquest Advisors LLC, we acknowledge that we are the party responsible for complying with the specified requirements of the Schedule described above.

b. We acknowledge having responsibility for establishing and maintaining effective internal control over compliance with the requirements of the Schedule noted above.

c. We have performed an evaluation of Acquest Advisor LLC's compliance with the specified requirements.

d. We assert that Acquest Advisor LLC's has complied with the specified requirements based on the stated criteria in the instructions to the Schedule and in SEC Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934.

e. We have disclosed to you all known instances of noncompliance with the specified requirements.

f. We have made available to you all documentation related to Acquest Advisor LLC's compliance with the specified requirements.

g. We are not aware of any compliance requirements that have (or could have) varying interpretations.

h. We have disclosed to you any communications from regulatory agencies or others concerning possible noncompliance with the specified requirements, including communications received between the end of the period addressed in the written assertion as contained in the Schedule and the date of your report.

i. We have disclosed to you any known noncompliance occurring subsequent to the period ended December 31, 2009, and date as of which, we are making these assertions.

Acquest Advisors, LLC

By: 

Title: Partner

Date: 5-4-10

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044071 FINRA DEC
ACQUEST ADVISORS LLC 15*15
700 LOUISIANA ST STE 2450
HOUSTON TX 77002-2771

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tom Schnitzius (713) 222-2170

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,675.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (312.50)

1/15/09 & 7/16/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,362.50

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,362.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,362.50

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Acquest Advisors LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20_____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,870,333.95
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,870,333,95
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	323.33
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Interest Income	10.62
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	333.95
2d. SIPC Net Operating Revenues	$ 1,870,000
2e. General Assessment @ .0025	$ 4,675.00 (to page 1 but not less than $150 minimum)

Acquest Advisors LLC

Financial Statements and Schedules

December 31, 2009 and 2008

(With Independent Auditor's Report Thereon)

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

Independent Auditor's Report

To the Members
Acquest Advisors LLC
Houston, Texas

We have audited the accompanying statement of financial condition of Acquest Advisors LLC (a Texas Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Acquest Advisors LLC as of December 31, 2008, were audited by another auditor whose report dated February 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acquest Advisors LLC As of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 24, 2010

ACQUEST ADVISORS LLC
Statements of Financial Condition
December 31, 2009 and 2008

Assets	December 31, 2009	December 31, 2008
Cash, including interest-bearing deposits	$ 292,922	$ 84,961
Receivables from clients	55,675	1,886
Investments (Note 2)	-	14,826
Office furniture and equipment, at cost, less accumulated depreciation of $188,636 and $182,447 in 2009 and 2008, respectively	84,158	85,340
Other assets- Prepaid expenses	25,000	16,069
	$ 457,755	$ 203,082

Liabilities and Members' Capital	2009	2008
Accounts payable and accrued expenses	$ 28,077	$ 2,435
	28,077	2,435
Members' capital (notes 4, 5 and 6):	429,678	200,647
	429,678	200,647
	$ 457,755	$ 203,082

The accompanying notes are an integral part of these financial statements.

ACQUEST ADVISORS, LLC
Statements of Income
For the years ended December 31, 2009 and 2008

	December 31, 2009	December 31, 2008
Revenues:		
Fee income	$ 1,920,000	$ 920,000
Interest income	22	175
Investment gain (loss) (Note 2)	(2,755)	(14,868)
	1,917,267	905,307
Expenses:		
Advisory Services	20,000	35,000
Broker dealer expenses	8,090	7,863
Employee compensation	179,500	311,364
Member and employee benefits	16,651	17,054
Office rent	113,435	110,418
Office expense	112,537	252,636
Depreciation	6,189	10,350
Payroll and property taxes	15,023	23,756
Bad debts	2,011	738
	473,436	769,179
Net Income (Loss) before Income Taxes	1,443,831	136,128
State income tax expense	(9,800)	-
Net Income (Loss)	$ 1,434,031	$ 136,128

The accompanying notes are an integral part of these financial statements.

ACQUEST ADVISORS LLC
Statement of Changes in Members' Capital
For the years ended December 31, 2009
and 2008

	Total Members' Capital
Balance at December 31, 2007	$ 94,869
Net income for the year ended December 31, 2008	136,128
Contribution from members	367,779
Distribution to members	(398,129)
Balance at December 31, 2008	$ 200,647
Net income for the year ended December 31, 2009	1,434,031
Contribution from members	-
Distribution to members	(1,205,000)
Balance at December 31, 2009	$ 429,678

The accompanying notes are an integral part of these financial statements.

ACQUEST ADVISORS LLC
Statements of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 1,434,031	$ 136,128
Adjustments to reconcile net earnings to net cash used in operating activities:		
Depreciation	6,189	10,350
Investment loss	2,755	14,868
Changes in assets and liabilities:		
(Increase) decrease in receivables from clients and others	(53,789)	52,245
(Increase) decrease in prepaid expenses	(8,931)	(5,330)
Increase (decrease) in accounts payable and accrued expenses	25,643	(25,804)
Total adjustments	(28,133)	46,329
Net cash provided (used) by operating activities	1,405,898	182,457
Cash flows from investing activities:		
Proceeds from sale of investment	12,070	-
Purchase of office equipment	(5,007)	(35,425)
Members' contribution	-	367,779
Members' distribution	(1,205,000)	(398,129)
Net cash provided (used) by investing activities	(1,197,937)	(65,775)
Net increase (decrease) in cash	207,961	116,682
Cash at beginning of period	84,961	(31,721)
Cash at end of period	$ 292,922	$ 84,961
Supplemental disclosure of cash flow information -		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

ACQUEST ADVISORS LLC

Notes to Financial Statements

December 31, 2009 and 2008

(1) Summary of Significant Accounting Policies

Acquest Advisors LLC ("Acquest" or "the Company"), a Texas Limited Liability Company, is a member of the Financial Industry Regulatory Authority (FINRA). Acquest, based in Houston, Texas, advises clients in connection with mergers, acquisitions and divestitures as well as arranges private placements of equity, senior debt and mezzanine debt.

Depreciation of office furniture and equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Acquest is recognized as a limited liability company under the Internal Revenue Code and therefore does not provide for federal income taxes. State income taxes are recognized for the state of Texas.

(2) Investments

Investments represented 600 shares of common stock recorded at fair value. During the year ended December 31, 2009, the shares were sold for $12,071. The Company recognized a realized loss on the sale of stock of ($2,755) during the year ended December 31, 2009, and an unrealized loss on the fair value of the stock of ($14,868) during the year ended December 31, 2008.

(3) Liabilities Subordinated to Claims of Creditors

As of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008, Acquest had no liabilities subordinated to the claims of general creditors.

(4) Minimum Capital Requirements

Acquest is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Partners' capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2008 and 2007, Acquest had net capital of $94,757 and ($39,391), respectively, which exceeded (lacked) its required net capital of $5,000 by $89,757 and ($44,391), respectively. Acquest's ratio of aggregate indebtedness as to net capital was .0257 to 1 and (3.0214) to 1 at December 31, 2008 and 2007, respectively.

ACQUEST ADVISORS LLC

Notes to Financial Statements

December 31, 2009 and 2008

(5) Company Agreement

The members of Acquest Advisors LLC have executed a company agreement, which grants preemptive rights to Acquest Advisors LLC and the existing members in the event of the death, removal, or voluntary departure of a member, or the voluntary or involuntary dissolution of the company.

Effective December 17, 2007, the Company redeemed a member's 33.33% interest in the Company for $102,129. In connection with this redemption, the Company agreed to make payments to the former member if transactions with certain Company clients are completed. Effective May 20, 2008, the company made a payment for $54,667.00 to the former member as a result of a Settlement Agreement dated May 19, 2008. As of December 31, 2009 and 2008, there are no amounts due to the former member under the terms of the Settlement Agreement. Future payments to the former member may become due as determined by the terms of the Settlement Agreement.

(6) Members' Capital

On January 23, 2008, the Company, admitted a new member for a capital contribution of $102,129 for a 33.33% interest in the Company. Distributions to the members were made in accordance with the Company's Policies and Procedures Relating to Partners, Distributions and Governance.

(7) Lease Commitment

The Company has entered into an agreement to lease its office space through July 31, 2010. The Company's lease payment, including operating costs, was $9,500 per month at December 31, 2009.

(8) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The maximum loss that would have resulted from that risk totaled $42,922 at December 31, 2009.

Approximately 100% and 81% of the Company's revenues for 2009 and 2008 was earned from four clients in 2009 and three clients in 2008.

(9) Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

Account receivable and accounts payable – The carrying amount reported in the Statement of Financial Condition for accounts receivable and accounts payable approximate its fair value.

Investments – The carrying amount reported in the Statement of Financial Condition for investments approximate its fair value.

ACQUEST ADVISORS LLC
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2009 and 2008

	December 31, 2009	December 31, 2008
Net Capital:		
Partners' capital	$ 429,678	$ 200,647
Less non-allowable assets:		
Receivables	55,675	1,886
Investments	-	2,595
Office equipment, net	84,158	85,340
Other assets	25,000	16,069
Net Capital	264,845	94,757
Net capital requirement	5,000	5,000
Net capital in excess of required amount	259,845	89,757
Net Capital	$ 264,845	$ 94,757
Aggregate indebtedness	28,077	2,435
Ratio of aggregate indebtedness to net capital	10.60%	2.57%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed byAcquest Advisors LLC with the Financial Industry Regulatory Authority (FINRA) Dealers on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 278,020	$ 14,902
Audit adjustments	(13,175)	13,175
As presented above	$ 264,845	$ 28,077

Schedule I

See independent auditor's report.

ACQUEST ADVISORS LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2009

Acquest Advisors LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as Acquest Advisors LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the years ended December 31, 2009 and 2008, Acquest Advisors LLC has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

See independent auditor's report.

Schedule III

ACQUEST ADVISORS LLC

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2009

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in Acquest Advisors LLC's possession or control as of December 31, 2009 for which instructions to reduce to possession or control had been issued as of December 31, 2009, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	N/A	N/A
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	N/A	N/A

See independent auditor's report.

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members
Acquest Advisors, LLC
Houston, Texas

In planning and performing our audit of the financial statements of Acquest Advisors, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BUFFINGTON & COMPANY, P.C.
Houston, Texas
February 24, 2010